UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) of the
Securities Exchange Act of 1934

PERDIGÃO S.A.
(Name of Subject Company)

SADIA S.A.
(Name of Filing Person—offeror)

Common shares, no par value
(Title of Class of Securities)

71361V303
(CUSIP Number of Class of Securities)

Luiz Gonzaga Murat Junior
Chief Financial Officer and Director of Investor Relations
Rua Fortunato Ferraz, 365
Vila Anastacio, São Paulo, SP
05093-901 Brazil
(55 11) 2113-3465
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Richard D. Pritz
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which this statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO relates to communications by Sadia S.A. with respect to its tender offer to purchase all outstanding shares of Perdigão S.A.

EVALUATION REPORT OF PERDIGAO S.A. BANCO BRADESCO S.A. CAPITAL MARKET DEPARTMENT July 13, 2006 [BRADESCO LOGO]

INDEX

SECTIONS

I. IMPORTANT NOTES03

II.EXECUTIVE SUMMARY07

III. INFORMATION ABOUT THE VALUATION EXPERT.15

IV.EVALUATION OF PERDIGAO.30

- INFORMATION ABOUT THE COMPANY.31

- AVERAGE PRICE OF THE SHARES.38

- BOOK VALUE PER SHARE39

- DISCOUNTED CASH FLOW50

- MULTIPLES.51

V.ANNEXES

ANNEX I - GLOSSARY53

ANNEX II - HISTORICAL QUOTATIONS54

Section I IMPORTANT NOTES

 SECTION I

 IMPORTANT NOTES

IMPORTANT NOTES

This Evaluation Report was prepared by Banco Bradesco S.A. ("Bradesco"), in accordance with Instruction 361, as amended by Instruction 436, of the Brazilian

Securities Exchange Commission (COMISSAO DE VALORES MOBILIARIOS). ("Instruction

CVM 361" and "CVM", respectively), to serve as parameter for the conditioned public offer ("OPA"), that is to be carried out by Sadia S.A. ("Offeror"), to the shareholders of Perdigao S.A. ("Perdigao"), on the terms set forth in the specific instrument ("Edital").

This Evaluation Report does not represent a proposal, solicitation, counsel or recommendation on the part of Bradesco, to the acceptance of the OPA. Nothing contained in this Evaluation Report is to be considered as a promise or guarantee as to the past or the future.

Each shareholder of Perdigao should carry out its own analysis, with the assistance of their legal consultants, tax consultants and financial consultants, to establish its independent opinion about the OPA and its risks.

Each shareholder of Perdigao is to be, therefore, responsible for making its own decision about the acceptance or otherwise of the OPA. For this reason,

Bradesco, its employees, directors and/or representatives, are exempt from responsibility with relation to eventual damages arising out of the acceptance or not of the OPA by the shareholders of Perdigao.

The information contained in this Evaluation Report is based solely on public information available to the public until July 13, 2006.

 SECTION I

 IMPORTANT NOTES

IMPORTANT NOTES

SPECIFIC INDEPENDENT EVALUATION

In the preparation of the Evaluation Report, Bradesco has not conducted any specific independent evaluation on the assets or liabilities of Perdigao, having assumed as complete, exact and true the information obtained from public sources.

CONTINGENCIES

According to the financial statements as of March 31, 2006 the balance of provisions for contingencies of Perdigao totaled R$117.9 million and the balance of judicial deposits was R$17.9 million.

It is emphasized that Bradesco has not made any judgment, modification, revision or independent analysis on the criteria adopted by the company for the classification of these contingencies.

Bradesco has not carried out any adjustment to the Equity Value of the company in this Evaluation Report.

Potential losses or gains relative to the accounted provisions and non-accounted provisions (potential losses), could directly affect the results of the Company and its financial conditions.

Further details relating to the contingencies, with the probability of potential and remote losses, are available in Notes to Financial Statements, available from the Brazilian Securities Exchange Commission (CVM - COMISSAO DE VALORES

MOBILIARIOS) and on the Company' website.

 SECTION I

 IMPORTANT NOTES

IMPORTANT NOTES

Neither Bradesco, nor its employees, directors and/or representatives, can guarantee the occurrence, in whole or in part, of the assumptions, estimates,

projections, results or conclusions utilized or presented in this Evaluation

Report. The results of Perdigao in the future may be different from the projections here presented, and these differences can be significant. Bradesco does not assume any responsibility in relation to these differences.

Any amendment in the information published until July 13, 2006 could alter the result of this Evaluation Report. Bradesco does not assume any obligation to update, revise or add to the Evaluation Report as a result of the release of any information after July 13, 2006 or as a result of any subsequent event.

This Evaluation Report did not consider any future benefits or results which the acceptance of the OPA by the shareholders of Perdigao that could be brought to

Perdigao.

The total sum of unitary amounts presented in this Evaluation Report could be different than the result of the total sum of the information published, as a result of rounding.

This document was drawn up for the exclusive use of the Offeror, in the context of the OPA.

This Evaluation Report should not be published, nor disclosed to third parties,

in whole or in part, without the previous authorization of Bradesco, unless within the scope of the OPA.

Section II EXECUTIVE SUMMARY

SECTION II

 EXECUTIVE SUMMARY

ADOPTED CRITERIA

For the preparation of the present Evaluation Report, Banco Bradesco S.A.

("Bradesco"):

a) reviewed audited historical financial and accounting statements of Perdigao,

henceforth the "Company", delivered together to the CVM and the SEC, as well as public information and presentations created through the same;

b) utilized, amongst others, public information about the Company and the business sector of the same;

c) compared the financial performance of the Company to its peers in the same sector and that have shares traded in the Brazilian stock market;

d) reviewed the sector written reports prepared by specialized consultants,

business or class associations, departments and governmental entities, among others;

Based upon this information, Bradesco prepared an analysis of the (i) cash flow of the Business, (ii) Market Multiples (iii) book value per share, and (iv)

average price of the traded shares in Bovespa (Bolsa Valores de Sao Paulo) in the last thirty days and the last twelve months, which results appear in this

Evaluation Report.

We recommend that this document be read in conjunction with the financial reports and respective notes available from the Brazilian Securities Exchange

Commission (CVM - COMISSAO DE VALORES MOBILIARIOS) and the website of the

Company, such as the Form 20-F filed annually in the SEC - US Securities

Exchange Commission (available on the websites of the Company), in particular the Risk Factors section.

 EXECUTIVE SUMMARY

ADOPTED CRITERIA

DISCOUNTED CASH FLOW

- Determination of the Value of the Business is based upon free cash flow of the business added to the (perpetual) residual value at the end of the projected period and brought to present value by application of a discount rate that reflects the average rate of return to the shareholders and creditors of the company.

 MARKET VALUE OF COMPARABLES

- Determination of the Value of the Business based upon the market value of comparable international businesses.

EQUITY VALUE

- Equity Value per share is determined by dividing the value of the Net Equity of the Company as of March 31, 2006 by the total number of issued shares of the Company in the same data base.

AVERAGE MARKET PRICE

- The weighted average price of the common / preferred shares of the Businesses traded on Bolsa de Valores de Sao Paulo (Bovespa) was determined by dividing the sum of volumes (in R$) traded daily by the total number of shares traded daily, in the last 30 days and/or twelve months before the date of this

Report.

SECTION II

 EXECUTIVE SUMMARY

METHODOLOGY OF THE CHOSEN EVALUATION

The methodology chosen to evaluate the economic and financial condition of the

Companies was the Discounted Cash Flow ("DCF").

To this end, we discounted the future Free Cash Flow ("FCF") by the company's and third parties weighted average cost of capital.

The free cash flow is equal to the operational earnings of the company after payment of income taxes plus non cash expenses such as depreciation or amortization and deducted from capital investments in working capital and fixed assets.

The FCF does not incorporate any expense or financial income such as interest,

dividends or interest over capital and results from hedging operations of foreign currency debt.

The methodology of FCF is commonly utilized for the evaluation of present net value to reflect the cash flow generated by the company available to all its source providers such as equity or debt. Therefore, the FCF in general is not affected by changes in the capital structure of the company.

The only impact of the financial structure on verified value is the weighted average cost of capital (weighted average cost of capital - "WACC") of the business, and is therefore on the net present value.

For the DCF evaluation method, Bradesco developed for Perdigao operational projections for the period of April 1, 2006 through December 31, 2015, being the year of 2015 the basis for the calculation of the perpetuity value.

The financial projections made in this Evaluation Report have as their specific objective to calculate Free Cash Flow of the Company and, therefore, it was not part of the exercise of the evaluation to calculate details of net profit (loss)

and the financial report (BALANCE SHEET), which are being presented for informational purposes.

SECTION II

 EXECUTIVE SUMMARY

METHOD OF EVALUATION - DISCOUNTED CASH FLOW

FREE CASH FLOW

 EARNINGS BEFORE INTEREST & TAXES -

EBIT

 + DEPRECIATION

 - INVESTMENTS IN FIXED CAPITAL

 +/ - INVESTMENTS IN WORKING CAPITAL

 = OPERATIONAL CASH FLOW

 - NOMINAL TAXES

(INCOME TAXES) X EBIT

 FREE CASH FLOW

DISCOUNT OF THE WEIGHTED

AVERAGE COST OF CAPITAL -

WACC

FREE CASH FLOW:

- RESIDUAL CASH FLOW AFTER ALL OPERATIONAL EXPENSES, TAXES AND INVESTMENTS AND

BEFORE PAYMENT OF DEBT;

- THE CASH FLOWS WERE PROJECTED IN NOMINAL R$ (REAIS);

- THE VALUE OF THE BUSINESS IS OBTAINED BY DISCOUNTING THE PROJECTED FLOWS BY

WEIGHTED AVERAGE COST OF CAPITAL (WACC), WHICH IS COMPOSED BY COSTS OF THE

DIVERSE COMPONENTS OF FINANCING UTILIZED BY THE BUSINESS (CAPITAL + CAPITAL

OF THIRD PARTIES).

- THE FISCAL BENEFIT OF DEDUCTING THE FINANCIAL EXPENSES FROM THE CALCULATION OF

THE TAXABLE PROFIT IS OBTAINED THROUGH REDUCTION OF THE COST OF CAPITAL FROM

THIRD PARTIES CONSIDERING THE NOMINAL RATE OF INCOME TAX AND SOCIAL

CONTRIBUTION OF 34%.

SECTION II

 EXECUTIVE SUMMARY

METHODOLOGY - WACC

THE WEIGHTED AVERAGE COST OF CAPITAL (WACC) IS CALCULATED ACCORDING TO:

WEIGHTED AVERAGE COST OF CAPITAL - WACC

E XK SUB(e) + DXK SUB(d) (1-T)

WACC =----- -----

D + E D + E

K SUB(e) = Rf + (B X MRP) + Brazil Risk

(E/(E+D)): participation of equity "E" from the sources of capital of the business based on the market value of shares of the company and the balance of net debt as of March 31, 2006. This relation can be adjusted to target structure given the perspectives of the long term of the business evaluation.

K SUB(e): Cost of equity capital, calculated through the methodology CAPM

(capital asset pricing model) based upon:

Rf (RISK FREE): interest of the US T-BOND (US Treasury bonds);

B: adjusted beta of the company, conforming to the definition in Bloomberg;

MRP (MARKET RISK PREMIUM): average annual spread between S&P 500 and US T-Bond in the period of 1956-2005, found through Ibbotson;

BRAZIL RISK -average spread in basis points between the returns of US Treasury bonds and foreign bonds issued by Brazil;

(D/(E+D)): participation of the financial debt "D" in the sources of capital of the company;

K SUB(d): average weighted cost of the Company's financial debt;

T: combined rate of Income Tax and Social Contribution of 34% (25% + 9%).

Section II
Executive Summary

Discount Rate Calculation

The table below shows how the discount rate (WACC) used in the current evaluation was calculated:

WACC		Comments
Adjusted Beta	**0.78**	Based on the Company's Adjusted Beta 1
Risk-Free Rate	5.2%	*US T-Bond Yield in 10 Years 1*
USA - Market Risk Premium (%)	5.0%	*Average Annual Spread on S&P 500 and US T-Bond (last 50 years) 2*
Brazilian Risk Premium	3.1%	Average Risk Premium Brazil EMBI Last 12 months 3
Cost of Equity = Ke	**12.2%**	**= Risk Free Rate + (Beta x USA - Mkt Risk Premium) + Brazil Risk Premium**
Cost of Debt	7.4%	Company's Average Weighted Cost of Debt
Income Tax and Social Contribution	34.0%	Brazilian Income Tax (25%) e Social Contribution (9%)
Cost of Debt = Kd X (1 - T)	**4.9%**	**= Net Cost of Debt (-) (Income Tax and Social Contribution)**
Equity Value / Firm Value = E	81.2%	*Target structure based on average relation E/(D+E) between 2004 - 1Q06.*
Net Debt / Firm Value = D	18.8%	
Nominal WACC (USD)	**10.8%**	**= (E x Ke) + (D x (Kd x (1 - T))**
American Inflation Rate	2.0%	Estimates from Banco Bradesco - Economic Research Department
Real WACC	**8.6%**	**= Nominal WACC deflated by the American Inflation Rate**
Expected Brazilian Inflation Rate	4.1%	Estimates from Banco Bradesco - Economic Research Department
Nominal WACC (BRL)	**12.7%**	**= Real WACC considering the Brazilian Inflation Rate**

Sources: 1) Bloomberg 2) Ibbotson 3) JPMorgan

Bradesco
13

SECTION II

 EXECUTIVE SUMMARY

SUMMARY OF SELECTED VALUES

THE DIAGRAM BELOW SHOWS A SUMMARY OF THE VALUE OF PERDIGAO ACCORDING TO THE

FOLLOWING SELECTED CRITERIA: ITS AVERAGE PRICE ON THE STOCK EXCHANGE, ITS BOOK

VALUE AND ITS ECONOMIC VALUE (DISCOUNTED CASH FLOW AND MARKET MULTIPLES VALUE).

WITHIN THESE CRITERIA, WE CONSIDER THE DISCOUNTED CASH FLOW THE MOST SUITABLE

FOR DETERMINING THE VALUE OF THE COMPANY, WHICH RANGES FROM R$25.28 TO R$27.25

PER SHARE, CONSIDERING A VARIATION OF 0.25% ON THE CENTRAL GROWTH RATE OF

PERPETUITY OF 3.0%.

[CHART]

SUMMARY TABLE - PERDIGAO PER SHARE VALUE

Section II INFORMATION ABOUT THE VALUATION EXPERT

 SECTION III

ABOUT THE EVALUATION EXPERT]

BANCO BRADESCO S.A.

THE LARGEST PRIVATE BANK IN BRAZIL

ITS MARKET VALUE IS US $31.5 BILLION

40TH LARGEST BANK IN THE WORLD (FORBES- MARCH 2006)

8TH LARGEST BANK IN THE AMERICAS (ECONOMATICA - MAI 2006)

- BRADESCO HAS GROWN CONSISTENTLY SINCE IT WAS FOUNDED IN 1943. IT ALWAYS

SEEKS TO PROVIDE EXCELLENT SERVICES IN TUNE WITH THE DIFFERENT CYCLES OF THE

BRAZILIAN ECONOMY.

- ITS IDENTIFICATION AND SYNERGY WITH BRAZIL HAS BEEN BUILT UP OVER THE LAST

SIX DECADES OF ACTIVITIES.

- BRADESCO HAS MADE ITSELF AN IMPORTANT PLAYER IN THE DIVERSE OPPORTUNITIES TO

BE PURSUED FOR PROMOTING THE PROGRESS AND GROWTH OF BRAZIL.

- SELECTED FINANCIAL INFORMATION (AS OF MARCH 2006):

TOTAL ASSETS R$ 216.4 billion

 CLIENTS 16.6 million

SHAREHOLDERS 1.4 million

 BRADESCO BRANCHES 2,999

POSTAL BANKING OFFICES 5,502

ATM MACHINES 23,232

ADMINISTRATIVE RESOURCES R$ 131.2 billion

 BRADESCO DEBIT AND CREDIT CARDS 50.2 million

 EMPLOYEES 74,940

 SECTION III

ABOUT THE VALUATION EXPERT

CAPITAL MARKETS DEPARTMENT

BRADESCO IS ONE OF THE MOST ACTIVE BANKS IN CAPITAL MARKETS TRANSACTIONS.

THE TEAM IS QUALIFIED AND EXPERIENCED IN PROVIDING ECONOMIC AND FINANCIAL

ADVICE.

BRADESCO HAS A GOOD RELATIONSHIP WITH FINANCIAL INSTITUTIONS, OTHER COMPANIES

AND THE GOVERNMENT.

- The CAPITAL MARKETS DEPARTMENT is responsible for providing financial and advisory services in relation to:

 - Evaluations of companies;

 - Structuring and public distribution of securities ("underwriting");

 - Mergers, acquisitions and restructurings;

 - Project Finance;

 - Structured transactions, such as the creation of funds of credit rights and of certificates of real estate receivables.

- The CAPITAL MARKETS DEPARTMENT consists of 50 professionals with experience in the origination, structuring and execution of transactions in the Capital

Markets. The team of analysts and sector specialists carry out studies and analysis of all type of transactions, providing detailed information for the decision-making of clients and the bank.

- All the transactions carried out in the CAPITAL MARKETS DEPARTMENT have the support of their own specialized legal department that assists Bradesco in all the transactions covering the products and services offered to clients.

- In 2005 all the business procedures in the CAPITAL MARKETS DEPARTMENT were certified by the FUNDACAO VANZOLINI by complying with rule NBR ISO9001:2000

("NORMA DE QUALIDADE NBR ISO9001:2000").

 SECTION III

ABOUT THE VALUATION EXPERT

EXPERIENCE IN TENDER OFFERS

BANCO BRADESCO, THROUGH ITS CAPITAL MARKETS DEPARTMENT, ACTED RECENTLY IN THE

 FOLLOWING TENDER OFFER FOR PUBLIC COMPANIES' SHARES:

- Tender offer for Seara Alimentos S.A. due to sale of control and the delisting.

- Mandatory Tender offer for Embratel Participacoes S.A. due to sale of control.

- Mandatory Tender offer for Tele Centro Oeste Celular Participacoes S.A. due to sale of control.

- Going Private Tender offer for Cargill Fertilizantes S.A. due to delisting.

- Tender offer for Banco BEA S.A. due to sale of control and the delisting.

- Tender offer for Banco do Estado do Ceara S.A. due to sale of control and the delisting.

- Tender offer for Banco do Estado do Maranhao S.A.-BEM due to sale of control and the delisting.

 SECTION III

ABOUT THE VALUATION EXPERT

UNDERWRITING - CREDENTIALS

SELECTED TRANSACTIONS

DEBENTURES

[LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

[LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

[LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

 SECTION III

ABOUT THE VALUATION EXPERT

UNDERWRITING - CREDENTIALS

SELECTED TRANSACTIONS

DEBENTURES

[LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

[LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

[LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

SECTION III ABOUT THE VALUATION EXPERT UNDERWRITING - CREDENTIALS TENDER OFFERS [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

SECTION III ABOUT THE VALUATION EXPERT UNDERWRITING - CREDENTIALS SELECTED TRANSACTIONS INTERNATIONAL ISSUES COMMERCIAL PAPER [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

SECTION III ABOUT THE VALUATION EXPERT MERGERS AND ACQUISITIONS - CREDENTIALS M&A TRANSACTIONS [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

SECTION III ABOUT THE VALUATION EXPERT PROJECT FINANCE- CREDENTIALS [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

Section III
About the Valuation Expert

Internal Procedure for the Approval of the Evaluation Report

Stage one

Collect and analyze the public information on the Company

Team involved

Analysis

→

Stage two

Modeling and economic evaluation of the Company

Discussion of the assumptions used in the modeling

Team involved

Analysis and

Board of Officers

→

Stage three

Preparation of the report, review of the numbers and verification of compliance with existing laws

Team involved

Analysis,

Legal

and

Board of Officers

Bradesco
25

 SECTION III

ABOUT THE VALUATION EXPERT

IDENTITY AND QUALIFICATIONS OF THE RESPONSIBLE PROFESSIONALS

DENISE PAULI PAVARINA DE MOURA

 DEPARTMENTAL BOARD OF OFFICERS (DIRETORA DEPARTAMENTAL)

 Economist graduated in Fundacao Armando Alvares Penteado - FAAP and bachelor of law at Universidade Paulista, who specialized in finance at the Brazilian

 Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais). Ms.

 De Moura has 20 years of experience in Capital Markets, having participated in various mergers and acquisitions, privatisations, Project Finance, structured transactions and underwriting. Of prominence amongst her experience is the transaction carried out with the IFC to issue bonds which were convertible into shares, which was pioneering in Brazil. Also of prominence was the incorporation of VBC and a large part of the financed acquisition transactions that followed. Ms. De Moura also worked in the Department of Administration of

 Resources where she was jointly responsible for more than R$ 30 billion of assets under management and a team of 150 employees, thereby gaining knowledge about issuers of securities and potential investors. Ms. De Moura is an board member of APIMEC.

 SECTION III

ABOUT THE VALUATION EXPERT

IDENTITY AND QUALIFICATIONS OF THE RESPONSIBLE PROFESSIONALS

PAULO HENRIQUE DE MEDEIROS ARRUDA

 EXECUTIVE MANAGER (SUPERINTENDENTE EXECUTIVO)

 Mr. Arruda was graduated in Business Administration at PUC-SP, specialized in finance at IBMEC and gained a post-graduate qualification in Administration at the Kellog School of Business, Northwestern University, Chicago. He is

 currently responsible for Structured Transactions, Mergers and Acquisitions and

 Project Finance. Previously he was responsible at Bradesco Corporate for the management of relationships and business growth with companies in the Brazilian infrastructure sector, managing a portfolio of US$ 2.1 billion assets. Mr.

 Arruda has 10 years' experience in Corporate Banking and participated in diverse transactions involving the financing of the Infrastructure sector, in particular the Energy, Telecommunications and highways sectors, via Corporate and Project Finance structures. Financing for these projects included financing from BNDES ("Banco Nacional de Desenvolvimento; the Brazilian Development

 Bank), Capital Markets transactions, Multilateral and Export Credit Agencies,

 amongst other sources.

 SECTION III

ABOUT THE VALUATION EXPERT

IDENTITY AND QUALIFICATIONS OF THE RESPONSIBLE PROFESSIONALS

EDUARDO ALEXANDRE EWERT

 SENIOR ANALYST

Economist graduated at the University of Sao Paulo-USP, and

with a postgraduate qualification in Finance from IBMEC. Mr.

Ewert has 9 years of experience as an investment analyst. He has participated in important transactions in the Brazilian

market such as the issuing of bonds in companies including

Petrobras, Braskem and Telemar; the preparation of the

report on the Evaluation of the public offer for the

acquisition of shares of Embratel; and merger and

acquisition transactions consisting mainly of acquisitions

carried out or in partnership with Banco Bradesco.

ALEXANDRE TAKIGUCHI MONTEIRO

 ANALYST

Mr. Monteiro graduated in Business Management from the

University of Mackenzie and specialized in Economics at the

Fundacao Instituto de Pesquisas Economicas at the University

of Sao Paulo (FIPE/USP). He joined the Analysis Department

at Banco Bradesco in 2005. He has already been involved in

underwriting transactions, mergers and acquisitions,

syndicated loans and project finance. Previously, he was

involved in credit analysis in agribusiness and external

audits of financial institutions.

 SECTION III

ABOUT THE VALUATION EXPERT

DECLARATION BY THE VALUATION EXPERT

Banco Bradesco S.A., its controllers or people entailed to them, hold 4,389,589 common shares in Perdigao and 62,445 common shares under its discretionary administration.

Banco Bradesco S.A has not obtained commercial and creditor information which could impact on this Evaluation Report.

Banco Bradesco S.A. does not have a conflict of interest that lessens the independence required to carry out the evaluation and presentation of this report.

The cost of the Evaluation Report was R$1,000,000.00 (one million reais).

Perdigao have not contracted Bradesco, nor compensated it for any advisory,

evaluation, audit or similar services in the 12 months prior to the present

Tender Offer (OPA).

DENISE PAULI PAVARINA DE MOURA EDUARDO A. EWERT/ ALEXANDRE T. MONTEIRO

Department DirectorResponsible Analysts

SECTION IV EVALUATION OF PERDIGAO

SECTION IV

INFORMATION ABOUT PERDIGAO

 BRIEF DESCRIPTION

INFORMATION ABOUT PERDIGAO

-One of the market leaders in the refrigeration and freezing of meats,

 consisting mainly of pork and poultry. It also recently started activities in the bovine meat sector.

-It is the second largest national exporter of poultry (17.4% of the

 Brazilian exports) and second largest exporter of pork (17.35% of the

 Brazilian exports).

 HISTORY

1934: The Company was founded by the Brandalise and Ponzoni families;

1980: Expansion of exports to Europe and Japan;

1994: The Brandalise family sells its participation to pension funds;

2005: Acquisition of 100% of Mary Loize Alimentos, Mary Loize Industria and

Comercio de Racoes Ltda;

2006: Acquires control of Batavia.

[CHART]

BREAKDOWN OF GROSS REVENUE - 2005

[CHART]

 GROSS REVENUE - R$ MILLION

SOURCE: COMPANY; (1) DADOS ABEF, ASSOCIACAO BRASILEIRA DE PRODUTORES E

EXPORTADORES DE FRANGO- 2005; (2) ABIPECS ASSOCIACAO BRASILEIRA DA

 INDUSTRIA PRODUTORA E EXPORTADORA DE CARNE SUINA - 2004

SECTION IV

INFORMATION ABOUT PERDIGAO BRIEF DESCRIPTION

INFORMATION ABOUT PERDIGAO

STRATEGY

-GROWTH OF CORE BUSINESS (POULTRY, PORK AND INDUSTRIALIZATION), by

 increasing the production capacity, profits of scale and efficiency.

-DIVERSIFICATION OF PRODUCT LINES, especially food products of a greater aggregated value, such as processed products and the line of margarines which it acquired in 2006, as well as the increase in the export of bovine meat.

-EXPANSION OF THE CONSUMER BASE, in both the domestic and foreign markets by means of a greater offer of products.

-IMPROVEMENT IN INTERNATIONAL DISTRIBUTION, with an immediate focus on the expansion of distribution in Europe and marketing initiatives aimed at this market.

-CONTINUE SEEKING EXCELLENCE IN COST REDUCTIONS, by improving the costs structure, with better economies of scale and increasing the production capacity.

-ENTRY INTO THE DAIRY PRODUCTS MARKET through the acquisition of 51% of the share capital of Batavia, thereby reducing its exposure to the sales of meat IN NATURA.

[CHART]

 MARKET SHARE OF POULTRY EXPORTS(1)

[CHART]

 MARKET SHARE OF PORK EXPORTS(2)

SOURCE: COMPANY; (1) DADOS ABEF, ASSOCIACAO BRASILEIRA DE PRODUTORES E

EXPORTADORES DE FRANGO - 2005 ; (2) ABIPECS ASSOCIACAO BRASILEIRA DA

 INDUSTRIA PRODUTORA E EXPORTADORA DE CARNE SUINA - 2004

SECTION IV

INFORMATION ABOUT PERDIGAO

CORPORATE STRUCTURE - PERDIGAO

PERDIGAO S.A.

*ON 16 MARCH 2006, WEG REDUCED ITS SHARE CAPITAL BY DELIVERING SHARES IN

 PERDIGAO TO ITS SHAREHOLDERS IN PROPORTION TO THEIR SHAREHOLDINGS.

COMPOSITION OF SHARE CAPITAL: ORDINARY SHARES (ON): 133.957.157 TOTAL SHARES:

133.957.157

 SOURCE: ITR, 31, MARCH OF 2006, FORM 20F (SEC - SECURITIES AND EXCHANGE

 COMMISSION), 31, DEC OF 2005.

SECTION IV

INFORMATION ABOUT PERDIGAO BRIEF DESCRIPTION

HISTORICAL PERFORMANCE - PERDIGAO

MILLION OF R$2003 2004 2005 1Q2006

GROSS REVENUE 4,3705,5675,8731,229

 Taxes/ Deductions (-) (546)(684)(728)(174)

NET REVENUE 3,8244,8835,1451,055

Cost of Sales(2,802)(3,532)(3,686)(806)

GROSS PROFIT1,0221,3511,459249

Sales Expenses (683)(791)(846)(205)

General and administrative Expenses (53) (62) (66) (18)

Other Operating Expenses (2)(9)(9) 4

EBIT285490538 31

Financial Expenses, net(138)(118) (83)(4)

NET INCOME123296361 10

EBITDA383595656 64

GROSS MARGIN 26.7%27.7%28.4%23.6%

EBIT MARGIN 7.4%10.0%10.5% 2.9%

NET MARGIN3.2% 6.1% 7.0% 1.0%

EBITDA MARGIN10.0%12.2%12.7% 6.1%

TOTAL ASSETS3,1092,8003,6323,507

Total Debt1,7261,1721,6741,660

Net Debt1,089774765882

SHAREHOLDER'S EQUITY7639701,2231,229

SOURCE: PERDIGAO

SECTION IV

INFORMATION ABOUT PERDIGAO PERFORMANCE IN MARKET

POULTRY MARKET

[CHART]

 WORLD PRODUCTION OF POULTRY

THOUSANDS OF TONS - 2006E

[CHART]

 POULTRY EXPORTS

THOUSANDS OF TONS

-Brazil is the largest exporter of chicken in the world, exporting an estimated 3 million tons in 2006. Its exports have increased in the last five years at a rate of 16.7% per year.

-The country is the third largest producer of poultry in the world,

 producing 10.3 million tons in 2006, with growth of 7.9% per year from 2002 to 2006.

-In 2006, it is estimated that Brazil will be the fourth largest consumer of poultry, consuming 7.3 million tons, with growth of 5% per year since 2002.

[CHART]

 POULTRY CONSUMPTION - 2006E

 TOTAL CONSUMPTION OF 63.5 MILLION TONS

 SOURCE: USDA, OCT 2005.

SECTION IV

INFORMATION ABOUT PERDIGAO

 PERFORMANCE IN MARKET

PORK MARKET

[CHART]

WORLD PRODUCTION OF PORK

THOUSANDS OF TONS- 2006E

[CHART]

PORK EXPORTS

 THOUSANDS OF TONS

-Brazil is the fourth largest producer of pork in the world, with growth of

 2% per year in recent years.

-Exports of Brazilian pork represent 12% of world exports, with growth of

 1.5% per year in the last five years.

-Brazilian participation in world pork consumption is still small (2%), with the main consumers being China and the European Union.

[CHART]

PORK CONSUMPTION - 2006E

 TOTAL CONSUMPTION OF 96.2 MILLION TONS

 SOURCE: USDA, OCT 2005.

SECTION IV

 MACROECONOMIC ASSUMPTIONS

ECONOMIC ASSUMPTIONS

THE MACROECONOMIC PROJECTIONS THAT ARE GIVEN IN SUPPORT OF EVALUATION OF

DISCOUNTED CASH FLOW FOR PERDIGAO WAS SET FORTH BY THE DEPARTMENT OF ECONOMIC

RESEARCH AND STUDY - DEPEC OF BANCO BRADESCO.

2006200720082009201020112012 2013 20142015

Brazil GDP 3.80% 3.96% 4.02% 4.02% 3.98% 4.20% 4.21% 4.37% 4.50% 4.59%

IGP-M2.90% 4.10% 4.50% 4.25% 4.25% 4.00% 4.00% 4.00% 4.00% 4.00%

IPCA 4.10% 4.40% 4.50% 4.25% 4.25% 4.00% 4.00% 4.00% 4.00% 4.00%

USD - End of Period2.102.202.282.352.442.522.612.702.802.90

USD - Average2.172.152.242.312.392.482.562.652.752.85

Exchange Variation-10.3%4.8%3.6%3.1%3.8%3.3%3.5%3.6%3.7%3.6%

TJLP 7.91% 6.87% 6.81% 6.55% 6.47% 6.22% 5.98% 5.80% 5.46% 5.48%

CDI (Interbank Deposit Rate)15.22%13.33%12.51%11.48%11.14%10.83%10.71%10.55%10.33% 9.93%

SOURCE: BRADESCO - DEPEC

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

AVERAGE PRICE OF THE SHARES - PERDIGAO

THE AVERAGE PRICE OF THE SHARES OF PERDIGAO TRADED ON THE SAO PAULO STOCK

EXCHANGE (BOVESPA) WAS OBTAINED BY DIVIDING THE FINANCIAL VOLUME BY THE NUMBER

OF SHARES TRADED IN THE LAST 30 DAYS AND THE 12 MONTHS, RESPECTIVELY, PRIOR TO

JULY 13, 2006.

THE AVERAGE PRICE FOR THE COMMON SHARES IN THE LAST 30 DAYS IS R$ 20.69 PER

SHARE AND IN THE LAST 12 MONTHS R$22.61 PER SHARE.

COMMON - PRGA3

TOTAL VOLUMETOTAL VOLUME AVERAGE SHARE

 ( ,000) (BRL ,000)PRICE (BRL/SHARE)

Share Price as of 13.07.2006 1,04722,891 21.86

Last 30 days11,565 239,282 20.69

Last 12 months * 129,837 2,935,359 22.61

*THE AVERAGE QUOTATION FOR THE LAST 12 MONTHS WAS OBTAINED BY THE SUM OF THE

QUANTITY OF SECURITIES AND THE VOLUME AND QUANTITY OF TRADED PREFERRED SHARES

(WITH GREATER LIQUIDITY) UNTIL APRIL, 11 2006. AFTER APRIL, 12 ALL THE

PREFERRED SHARES WERE CONVERTED INTO COMMON SHARES.

SOURCE: ECONOMATICA/ SAO PAULO STOCK EXCHANGE

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

BOOK VALUE PER SHARE - PERDIGAO

THE BOOK VALUE PER SHARE OF PERDIGAO WAS OBTAINED BY DIVIDING THE SHAREHOLDERS

EQUITY BY THE TOTAL NUMBER OF SHARES ISSUED BY THE COMPANY.

BASED ON THE FINANCIAL STATEMENTS PUBLISHED AS OF MARCH 31, 2006 THE VALUE

OBTAINED WAS R$ 9.17 PER SHARE.

BRL MILLION

Shareholders Equity as of March 31, 20061,229

Shares Issued 133,957,152

Book Value - BRL/share 9.17

SOURCE: CVM

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

DISCOUNTED CASH FLOW VALUATION - GENERAL ASSUMPTIONS

THE FOLLOWING TABLE DESCRIBES THE MAIN CRITERIA USED IN THE STANDARD DISCOUNTED

CASH FLOW-MODEL FOR THE VALUATION OF COMPANY:

CONSOLIDATED CRITERIA Consolidated results according to the financial statements published by the Company, in which the

investments in controlled companies are removed as

well as the assets and liabilities, income and

expenses balances between the companies;

BASE DATE Published results of the 1st Quarter of 2006;

CURRENCYResults and flows projected in Brazilian reais

(BRL);

PROJECTION HORIZONProjected cash flow until 2015;

TERMINAL VALUECalculated based on the projected cash flow for

2015, considering an average growth rate "g" of

between 2.5% and 3.5% in real terms;

DISCOUNT RATE Obtained using the WACC - Weighted Average Cost of

Capital method.

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

DISCOUNTED CASH FLOW VALUATION - ASSUMPTIONS

VOLUME

DOMESTIC MARKET - The sales growth of poultry and pork in 2006 reflects the company policy to relocate non-exported volumes to the domestic market. The sales reduction in soy products due to the sale of soy oil plant in July 2005 will influence the evolution of the total volume of sales in 2006. Therefore,

disregarding the sale of soy products between 2005 and 2006, the sale of poultry, pork and manufactured goods will have grown about 10%.

In the long-term, the growth rate of the volume of poultry and pork sold is related to the growth of the GDP. In relation to manufactured products, we estimate growth rates of 2.0x the GDP in the first five projected years, on the assumption of the income growth effect. We estimate a growth of 1.5 x the GDP in the subsequent years.

FOREIGN MARKET - Bird flu and the trade embargo imposed by Russia on the importation of pork negatively affected exports in the first quarter of 2006. We expect a gradual recovery of exports from the second semester of 2006, given an expected end to the Russian embargo, a reduction in cases of bird flu and a resurgence of global consumption.

For the long term, we based our projections on the historical growth rate of world consumption (between 2000-2005), according to the estimated figures of

USDA - U.S. Department of Agriculture.

In relation to manufactured products, we estimate a growth rate of 2.0x for the sales of poultry and pork to the foreign market in the first five years and of

1.5x in the following years.

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

EVALUATION BY DCF - ASSUMPTIONS

PRICES

DOMESTIC MARKET - Recovery of average prices from the second half of 2006 onwards, with 2008 average prices close to the ones reported in 2005.

Regarding manufactured products, we consider a price readjustment in line with inflation (IPCA).

FOREIGN MARKET - As with the domestic market, there will be a recovery in average prices from the second half of 2006 onwards, with 2008 average prices close to the ones reported in 2005.

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

EVALUATION BY DCF - ASSUMPTIONS

TAXES AND DEDUCTIONSAverage percentage obtained from gross income between 2005 and the first quarter of 2006.

COSTS AND GROSS MARGINReduction of the gross margin in 2006, reflecting the effect of the drop in the price of fresh

products (poultry and pork) during the first half

of 2006. The estimated price recovery in the

domestic and foreign markets as well as the sales

volumes recovery in 2007 will bring margins back

to historical levels.

OPERATING Sales expenses - average level obtained in the

EXPENSESprevious quarters.

General and administrative expenses - fixed

expenses adjusted in line with inflation rate of

the period.

DEPRECIATION ANDAverage depreciation rate of 6.6% per annum upon

AMORTIZATIONhistorical fixed assets (as of March, 31 2006). We consider the same rate to apply to investments.

WORKING CAPITAL Maintenance of the average tenor for the main working capital accounts of as of 2005.

INVESTMENTS For the year 2006, the Company announced

investments of R$ 440 million, R$ 95 millions of

which were already spent in the first quarter of

2006.

In the following years, we consider an investment

rate of 1.1x annual depreciation.

VALUE OBTAINED BY DIFFERENT CRITERIA PROJECTED RESULTS - PERDIGAO [CHART] SALES VOLUMES - DOMESTIC MARKET [CHART] GROSS REVENUES - DOMESTIC MARKET

SECTION IV VALUE OBTAINED BY DIFFERENT CRITERIA PROJECTED RESULTS - PERDIGAO [CHART] SALES VOLUMES - FOREIGN MARKET [CHART] GROSS REVENUES - FOREIGN MARKET

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

PROJECTED RESULTS - PERDIGAO

INCOME STATMENTS - BRL MILLION 20042005 2006200720082009 20102011 2012 2013 2014 2015

GROSS SALES 5,567 5,8735,480 6,036 6,782 7,4878,271 9,0419,879 10,816 11,863 13,024

Sales Deductions (684) (728)(749) (812) (912) (1,023)(1,146) (1,264)(1,394)(1,541)(1,707)(1,893)

NET SALES 4,883 5,1454,731 5,224 5,870 6,4657,126 7,7788,4859,275 10,156 11,131

VARIATION27.7%5.4% -8.0%10.4% 12.4% 10.1%10.2%9.1% 9.1% 9.3% 9.5% 9.6%

Cost of Goods Sold (3,532) (3,686)(3,562) (3,825) (4,254) (4,643)(5,108) (5,571)(6,072)(6,633)(7,259)(7,964)

GROSS PROFIT1,351 1,4591,169 1,399 1,616 1,8222,017 2,2062,4122,6422,8973,167

GROSS MARGIN 27.7% 28.4%24.7% 26.8% 27.5% 28.2%28.3% 28.4%28.4%28.5%28.5%28.5%

Operating Expenses861 921933 979 1,082 1,1781,294 1,4091,5331,6711,8251,996

EBIT490 538236 420 533 644723 7988809711,0721,172

EBIT MARGIN10.0% 10.5% 5.0%8.0%9.1% 10.0%10.1% 10.3%10.4%10.5%10.6%10.5%

Net Financial Income (118)(83)(194) (313) (274) (217)(190) (138)(120)(101) (80) (57)

Profit Sharing(25)(28) (27)(28)(30)(31) (32)(33) (35) (36) (38) (39)

NET INCOME296 361355 156 267339 425493570653738

NET MARGIN6.1%7.0% 0.1%1.1%2.7%4.1% 4.8%5.5% 5.8% 6.1% 6.4% 6.6%

EBITDA595 656371 571 696 819913 1,0031,1031,2151,3391,465

EBITDA MARGIN12.2% 12.7% 7.8% 10.9% 11.9% 12.7%12.8% 12.9%13.0%13.1%13.2%13.2%

BALANCE SHEET - BRL MILLION20042005 2006200720082009 20102011 2012 2013 2014 2015

Cash, Banks 398 909112 100 100 100100 100100100100100

Receivables 535 566547 581 652 719793 8669451,0341,1331,243

Inventories 581 646644 671 746 814895 9771,0641,1631,2721,396

Others292 294315 308 307 307307 307307307307307

Permanent 995 1,2161,522 1,525 1,544 1,5711,610 1,6611,7271,8111,9152,045

TOTAL ASSETS2,800 3,6323,139 3,185 3,348 3,5103,705 3,9104,1434,4144,7275,091

Suppliers 327 333318 340 382 416459 500544595651714

Salaries, Taxes 113 130127 136 152 167185 202221242265292

Bank Loans1,172 1,6741,313 1,301 1,304 1,2411,155 1,030890738574407

Others218 273163 163 163 163163 163163163163163

Shareholders' Equity970 1,2231,219 1,245 1,345 1,5231,743 2,0162,3252,6753,0743,514

TOTAL LIABILITIES 2,800 3,6323,139 3,185 3,348 3,5103,705 3,9104,1434,4144,7275,091

Section IV
Value obtained by different criteria

Projected Free Cash Flow - Perdigão

Free Cash Flow - BRL million	9M06	2007	2008	2009	2010	2011	2012	2013	2014	2015
EBIT [1]	**178**	**391**	**504**	**613**	**691**	**764**	**845**	**935**	**1,034**	**1,132**
(-) Income Tax	(57)	(133)	(171)	(208)	(235)	(260)	(287)	(318)	(352)	(385)
NOPLAT	121	258	332	404	456	504	558	617	682	747
(+) Depreciation	101	152	163	175	190	206	224	244	267	293
Gross Cash Flow	**222**	**410**	**495**	**580**	**646**	**710**	**781**	**861**	**949**	**1,041**
(-) Capex	**(405)**	**(185)**	**(267)**	**(289)**	**(324)**	**(353)**	**(393)**	**(443)**	**(501)**	**(567)**
Permanent	(345)	(155)	(181)	(203)	(228)	(257)	(290)	(328)	(372)	(423)
Working Capital	(61)	(31)	(86)	(87)	(95)	(96)	(103)	(115)	(129)	(143)
Free Cash Flow	**(183)**	**225**	**228**	**290**	**322**	**357**	**388**	**418**	**449**	**474**
Deflation factor	*1.01*	*1.04*	*1.09*	*1.13*	*1.18*	*1.23*	*1.28*	*1.33*	*1.39*	*1.44*
FCF Deflated	**(181)**	**215**	**210**	**256**	**272**	**290**	**303**	**314**	**324**	**329**
Discount rate - WACC @ 8,6%	*1.03*	*1.11*	*1.20*	*1.31*	*1.42*	*1.54*	*1.68*	*1.82*	*1.98*	*2.15*
DCF - Present Value	**(175)**	**194**	**174**	**196**	**192**	**188**	**181**	**172**	**164**	**153**

Total DCF 9M2006 - 2015		**1,438**
Perpetuity		
DCF 2015 - Deflated	(A)	329
Perpetuity Growth (g = 3%)	(B)	3.0%
Discount rate (WACC)	(C)	8.6%
Perpetuity	(D) = [A*(1+B)]/(C-B)	**6,036**
Accumulated Discount Factor	(E)	2.15
Present Value - Perpetuity	(D)/ (E)	**2,811**

[1] *Including Profit Sharing Expenses*

Bradesco
47

Section IV
Value obtained by different criteria

Evaluation by DCF – Batávia Assumptions

In May 2006, Perdigão announced the acquisition of 51% of Batávia, one of the largest companies producing milk and dairy products in Brazil, for the price of R$110 million.

To ascertain the effect of the acquisition of Batávia on Perdigão, we consider the valuation of discounted Cash Flow, highlighting the following assumptions:

Revenue

Batávia ought to exhibit higher growth rates in its revenues in the next few years when compared to the market, as an effect of a potential market share gain (to 15% from 13%) due to the larger distribution network and access to Perdigão's points of sale.

Brazilian Milk and dairy products market is expected to growth 5.5 % a year (nominal terms).

EBITDA

We believe that the company's EBITDA margin ought to evolve in the next few years, considering future profits from synergies and better operational management.

Projected Results - Batávia

BRL million	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Net Revenue	481	508	577	652	733	773	816	861	908	958	1,011
Growth Revenue	18.3%	5.5%	13.6%	13.0%	12.5%	5.5%	5.5%	5.5%	5.5%	5.5%	5.5%
EBITDA	29	31	48	61	76	81	85	90	95	97	100
EBITDA Margin	6.1%	6.2%	8.3%	9.3%	10.4%	10.4%	10.4%	10.5%	10.5%	10.1%	9.9%

Batávia finantial numbers of 2005 were extracted from Bradesco Corretora Research published in May 30, 2006

Bradesco
48

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

EVALUATION BY DCF - BATAVIA

FREE CASH FLOW - BRL MILLION2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

EBIT25 41 54 69 72 77 81 86 91 96

(-) Income Tax(8) (14) (18) (23) (25) (26) (28) (29) (31) (33)

NOPLAT16 27 35 45 48 51 53 57 60 63

(+) Depreciation 7778899 1064

GROSS CASH FLOW 23 34 43 53 56 59 63 66 66 68

(-) CAPEX (6) (12) (13) (15) (13) (13) (15) (16) (17) (13)

PERMANENT (6)(7)(8)(8)(9) (10) (11) (12) (14)(9)

Working Capital (0)(5)(6)(6)(4)(3)(4)(4)(3)(4)

FREE CASH FLOW17 22 29 38 43 46 48 50 49 55

DEFLATION FACTOR1.01 1.04 1.09 1.13 1.18 1.23 1.28 1.33 1.39 1.44

FCF DEFLATED16 21 27 33 36 37 37 37 35 38

DISCOUNT RATE - WACC @ 8,6% 1.04 1.13 1.23 1.34 1.45 1.58 1.71 1.86 2.02 2.19

DCF - PRESENT VALUE 16 19 22 25 25 23 22 20 18 17

TOTAL DCF 2006 - 2015 206

PERPETUITY

DCF 2015 - Deflated (A)38

Perpetuity Growth (g = 3%)(B) 3.0%

Discount rate (WACC)(C) 8.6%

PERPETUITY(D) = [A*(1+B)]/(C-B) 692

Accumulated Discount Factor (E)2.19

PRESENT VALUE - PERPETUITY(D)/ (E)316

THE AMOUNT OF R$146 MILLION CORRESPONDS TO PERDIGAO STAKE IN BATAVIA MINUS THE

CORRESPONDENT DISBURSEMENT OF R$110 MILLION FOR SUCH ACQUISITION.

BRL MILLION WACC *

NOMINAL DISCOUNT RATE* 12.7%

REAL DISCOUNT RATE8.6%

Present Value of Cash Flows 206

Present Value of Perpetuity 316

FIRM VALUE522

Net Debt(21)

EQUITY VALUE (100% KT)501

Shareholding in Batavia (51% Total Capital) 256

Acquisition Value(110)

ADDED VALUE 146

* PERDIGAO'S WACC

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

EVALUATION BY DISCOUNTED CASH FLOW

BASED ON THE DISCOUNTED CASH FLOW METHODOLOGY AND CONSIDERING A WACC IN CONSTANT

CURRENCY OF 8.6% (EQUIVALENT TO A NOMINAL RATE OF 12.7%), THE PRICE RANGE PER

SHARE OF PERDIGAO IS FROM R$25.28 TO R$27.25, BASED ON THE SENSITIVITY ANALYSIS,

DUE TO THE GROWTH RATE OF PERPETUITY.

BRL MILLIONWEIGHTED AVERAGE COST OF CAPITAL

NOMINAL DISCOUNT RATE* 11.7%12.2%12.7%13.2%13.7%

REAL DISCOUNT RATE7.6% 8.1% 8.6% 9.1% 9.6%

Present Value of Cash Flows 1,5161,4761,4381,4011,365

Present Value of Perpetuity 3,7263,2202,8112,4742,192

FIRM VALUE5,2414,6964,2493,8753,557

Net Debt -882 -882 -882 -882 -882

Shareholding in Batavia (51% KT)146146146146146

EQUITY VALUE4,5053,9603,5133,1382,821

SHARE PRICER$ 33.63 R$ 29.56 R$ 26.22 R$ 23.43 R$ 21.06

(1) REAL RATE COMPOUNDED WITH THE BRAZILIAN INFLATION RATE

 SENSITIVITY ANAYSIS - EQUITY VALUE

BRL MILLIONWEIGHTED AVERAGE COST OF CAPITAL (REAL RATE)

PERPETUITY7.6%8.1% 8.6%9.1% 9.6%

2.50% 4,124 3,6593,270 2,9402,657

2.75% 4,305 3,8033,386 3,0352,736

3.00% 4,505 3,9603,513 3,1382,821

3.25% 4,728 4,1343,651 3,2502,913

3.50% 4,978 4,3263,802 3,3723,012

 SENSITIVITY ANAYSIS - PRICE/ SHARE

BRL MILLIONWEIGHTED AVERAGE COST OF CAPITAL (REAL RATE)

PERPETUITY7.6%8.1% 8.6%9.1% 9.6%

2.50% 30.79 27.3124.41 21.9519.84

2.75% 32.14 28.3925.28 22.6620.42

3.00% 33.63 29.5626.22 23.4321.06

3.25% 35.29 30.8627.25 24.2621.74

3.50% 37.16 32.3028.38 25.1722.48

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

EVALUATION BY MARKET MULTIPLES VALUE

THE VALUE WAS SELECTED FROM THE MEDIAN AND AVERAGE OF MULTIPLES OBTAINED FROM

THE FINANCIAL RATIOS OF ITS INTERNATIONAL PEERS.

USING AS A REFERENCE THE ESTIMATES OF MULTIPLES OF EV/EBITDA 2007, WE SELECTED A

PRICE RANGE FOR PERDIGAO FROM R$ 26.10 TO 27.11.

 MARKET NET DEBT + ECONOMIC EV / EBITDAEV / EBITDA

USD MILLION COUNTRYCAPITALIZATIONMINORITY INTERESTVALUEEBITDA 2006E EBITDA 2007E2006E (x)2007E (x)

TYSON FOODS USA 5,4223,1968,618 7891,267 10.96.8

HORMEL FOODSUSA 5,0942765,369 5555999.79.0

SMITHFIELD FOODSUSA 3,2222,5025,723 6417198.98.0

PILGRIM'S PRIDE USA 1,7934292,222 209324 10.76.9

MEDIAN4,1581,4655,546 598659 10.27.4

MEAN3,8821,6015,483 548727 10.07.6

SOURCE: BLOOMBERG / IBES - DATA AS OF 10.07.2006

 PERDIGAOMULTIPLES 2006MULTIPLES 2007

R$ MILHOES MEDIAN MEAN MEDIANMEAN

PROJECTED EBITDA 371371571 571

Multiple (x)10.2 10.07.4 7.6

Economic Value 3,7703,7254,233 4,368

Net Debt 882882882 882

Batavia's share (51% KT) 146146146 146

Capital Value3,0342,9893,497 3,631

BRL/SHARE22.6522.3126.10 27.11

WE CONSIDERED 2007 MULTIPLES DUE TO THE FACT THAT SADIA'S EBITDA FOR 2007 BETTER

REFLECTS ITS HISTORICAL PERFORMANCE.

Section V ANNEXES

 SECTION V

 ANNEXES

I. GLOSSARY

EBITDA Earnings Before Interest and Taxes, Depreciation and Amortization

 - equivalent to the operational result before expenses and

 contributions, taxes and depreciation and amortization

EBIT Earnings Before Interest and Taxes - equivalent to operational result before expenses, contributions, and taxes

NOPLAT Net Operating Profit Less Adjusted Taxes- equivalent to the operating profit before financial expenses less selected taxes

 (Income Tax and Social Contribuition) on the EBIT

WACC Weighted Average Cost of Capital

gGrowth Rate - Rate of Growth of the flows to perpetuity (in annual terms)

PIBGross Domestic Product measured by IBGE - Brazilian Institute of

 Geography and Statistics

IPCA National Index of Broad Consumer Prices - Published by IBGE -

 Brazilian Institute of Geography and Statistics, the IPCA is an

 official index of the federal government, constructed to measure inflation

 SECTION V

 ANNEXES

II.HISTORICAL QUOTATIONS

THE FOLLOWING TABLES SHOW THE DAILY MOVEMENT AND THE AVERAGE PRICE OF THE COMMON

STOCK OF PERDIGAO (PRGA3) TRADED ON THE SAO PAULO STOCK EXCHANGE (BOVESPA) IN

THE PERIOD FROM JULY, 13 2005 TO JULY, 13 2006:

PRGA3 e PRGA4

 VOLUME VOLUME WEIGHTED PRICE

DATE SHARESBRLBRL/SHARE

Jul-052,468,700 45,888,74618.59

Aug-055,367,000107,596,70020.05

Sep-058,921,400199,006,10022.31

Oct-05 17,615,100376,126,70021.35

Nov-05 10,079,100213,294,60021.16

Dec-059,212,700223,687,30024.28

Jan-068,667,600240,886,80027.79

Feb-06 11,578,200298,942,60025.82

Mar-06 15,237,300339,518,40022.28

01/04/2006 a 11/04/2006 4,725,600115,104,70024.36

12/04/2006 a 30/04/2006 5,562,400125,981,30022.65

May-06 14,781,800316,635,40021.42

Jun-069,414,100203,170,10021.58

Jul-066,206,600129,526,31120.87

TOTAL 129,837,6002,935,365,75722.61

BETWEEN JULY 2005 AND APRIL, 11 2006, THE PREFERRED SHARE PRGA4 WAS THE ONE WITH

BEST LIQUIDITY.

WITH THE CHANGE TO THE "NOVO MERCADO", THE PREFERRED SHARES WERE CONVERTED TO

COMMON SHARES (PRGA3).